

June 15, 2007

Room 7010

Takashi Miyoshi
Executive Vice President, Executive Officer
Hitachi, Ltd
6-6, Marunouchi 1-chome
Chiyoda-ku
Tokyo 100-8280, Japan

> **Re:** **Hitachi, Ltd.**
> **Form 20-F for Fiscal Year Ended March 31, 2006**
> **File No. 001-08320**

Dear Mr. Miyoshi:

We have reviewed your response letter dated June 12, 2007 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Fiscal 2005 Compared with Fiscal 2004

1. We note your response to prior comment 1 from our February 27, 2007 where you have provided proposed revisions to your disclosure. In certain circumstances your revisions still do not provide a comprehensive explanation of why there were significant fluctuations or changes in trends during fiscal 2005. For example, we note that Revenues in Information & Telecommunication Systems increased 4%. The increase was due to an increase in sales in your outsourcing business, the storage solutions business in overseas markets and HDDs. This explanation does not fully explain why sales increased. Why did sales in your outsourcing business, storage solutions business and HDDs increase? Did you increase

marketing efforts, change the product mix, provide sales incentives or lower prices? We further note in certain circumstances you still indicate that sales increased because demand increased. Why did demand increase in their certain business segments or certain product lines?

Finally we refer you to your statement that the increase in sales for Information & Telecommunication was a result of the increase in HDD sales. This statement does not appear consistent with your discussion of impairment charges taken in this segment as a result of "decreased production volume in certain production lines of HDDs due to changes in product line up." As requested above, please explain in detail all of the factors that resulted in material year over year changes, specifically volume changes and changes in product mix.

2.   We note your response to prior comment 4 from our February 27, 2007 where you have provided proposed revisions to your disclosure. In certain circumstances your revisions still do not provide a comprehensive explanation of the events and circumstance surrounding the impairment charges taken in fiscal 2005. We refer you to your statements that the factors that led you to believe an impairment charge was necessary were "changes in product line up, downsizing large-sized LCDs operations and a decrease in profitability in optical fiber business due to changes in business circumstances." Please revise to fully explain any changes in product mix, why downsizing of a certain operation was necessary and further explain the business circumstances that resulted in a decrease in profitability of your optical fiber business. Please keep in mind that this section serves to provide a reader the opportunity to see your business through the eyes of management therefore enhanced discussion of the business environment and circumstances surrounding your business and all segments is warranted.

3.   We note your response to prior comment 8 from our February 27, 2007 where you have provided proposed revisions to your disclosure. We also note from your prior correspondence that you acknowledged our prior comments and that you would revise future disclosures accordingly. However, based on your proposed revised disclosures, it does not appear that you are fully complying with our comment. In this regard, you have indicated in your response that you have not included goodwill accounting policies as goodwill charges have not been significant over the last two years. Regardless of the lack of material historical charges recorded for goodwill impairment, the process of performing an impairment analysis each year includes calculations of fair value and cash flows that require estimates and assumptions be made by management. With regards to your valuation allowance for deferred tax assets, the fact that the estimation of the valuation is "primarily and significantly affected by market conditions" is what would cause management to change certain assumptions in determining the need or amount of any valuation and is why we believe you should include your

valuation allowance for deferred tax assets as a critical accounting policy. As previously requested, the Company should expand MD&A to provide full explanations of "critical accounting policies" for goodwill and long-lived assets and your valuation allowance for deferred tax assets, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

General:

4. We note your response to prior comments 5 through 7 in your letter dated June 12, 2007. We are still reviewing your response and any further comments we have will be forthcoming.

You may contact Melissa Rocha at (202) 551-3854, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief